Registration Statement No. 333 - 65154
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ---------------------------

                               Amendment No. 1 to

                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ---------------------------

                                FRONTLINE LTD.
            (Exact name of registrant as specified in its charter)

    Islands of Bermuda                 4412                    N/A
      (State or other           (Primary Standard       (I.R.S. Employer
      jurisdiction of               Industrial         Identification No.)
     incorporation or          Classification Code
       organization)                 Number)

      Frontline Ltd.                                 Seward & Kissel LLP
  Attn: Kate Blankenship                             Attention: Gary J.
  Par la Ville Place, 4th                                Wolfe, Esq.
           Floor                                   One Battery Park Plaza
   14 Par la Ville Road                           New York, New York 10004
      Hamilton HM 08                                   (212) 574-1200
          Bermuda                                 (Name, address and telephone
      (441) 295-6935                              number of agent for service)
 (Name, address and telephone number
  of  Registrant's principal
     executive office)

                            ---------------------------

                                   Copies to:

                            ---------------------------

            Kate Blankenship                          Gary J. Wolfe, Esq.
             Frontline Ltd.                           Seward & Kissel LLP
   c/o Par la Ville Place, 4th Floor                One Battery Park Plaza
          14 Par la Ville Road                     New York, New York 10004
             Hamilton HM 08                             (212) 574-1200
                Bermuda
             (441) 295-6935

                            ---------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                  Proposed      Proposed
 Title of Each                    Maximum       Maximum
    Class of                      Offering      Aggregate
 Securities to   Amount to be     Price Per     Offering       Amount of
 be Registered   Registered (1)   Security(2)   Price(1)       Registration Fee
--------------------------------------------------------------------------------
Debt
Securities (3)
--------------------------------------------------------------------------------

Preferred
Shares, par value
per share (3)
--------------------------------------------------------------------------------

Ordinary
Shares, par
value $2.50 per
share(3)         34,579,054        $18.40     $636,254,593     $159,063.65

--------------------------------------------------------------------------------
  Total       $1,136,254,593          100%   $1,136,254,593    $284,063(5)
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(1)  Estimated solely for the purpose of computing the registration fee pursuant to Rule 457 (o) under the Securities Act of 1933.

(2) The registration fee has been calculated in accordance with Rule 457 (o) under the securities Act of 1933 in respect of the $1,136,254,593 of securities registered hereunder.

(3) There is being registered an indeterminate principal amount of Debt Securities and an indeterminate number of Ordinary Shares and Preferred Shares up to a total dollar amount of $500,000 as may be issued from time to time by the registrant, including issuance of Debt Securities, Ordinary Shares and Preferred Shares upon the exercise, conversion or exchange of Debt Securities or Preferred Shares, to the extent any such securities are, by their terms, exercisable or convertible into or exchangeable for Debt Securities, Ordinary Shares or Preferred Shares. There are also being registered hereunder 34,579,054 Ordinary Shares that may be offered from time to time by the selling shareholder.

(4) The prospectus included herein relates to $500,000,000 of previously unregistered securities that may be issued from time to time by the Registrant and 34,579,054 Ordinary Shares that may be offered from time to time by the selling shareholder.

(5) Previously paid in connection with the Registration Statement on Form F-3 file No. 333-65154.

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      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
--------------------------------------------------------------------------------

                   Subject to completion -  dated August 2, 2004


                                [Frontline Logo]


                                  $500,000,000
                                       and
                           34,579,054 Ordinary Shares


                                 Frontline Ltd.

     Through this prospectus, we may periodically offer:

          -    our ordinary shares

          -    our preferred shares and

          -    our debt securities,

up to a total dollar amount of $500,000,000 and one or more of our shareholders may periodically offer up to 34,579,054 our ordinary shares.

      The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

      We will not receive any of the proceeds from the sale of any ordinary shares offered by the selling shareholder. We will bear approximately $318,000 and the selling shareholder will bear approximately $409,000 of the costs relating to the registration of all of the securities registered under this Registration Statement, which we estimate to be approximately $727,000.

      Our ordinary shares are currently listed on the New York Stock Exchange, the London Stock Exchange and the Oslo Stock Exchange under the symbol "FRO". An investment in our ordinary shares, preferred shares and debt securities involves risks. See the section entitled "Risk Factors" beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is                 , 2004

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY...........................................................3
RISK FACTORS.................................................................6
FORWARD LOOKING STATEMENTS..................................................12
selling shareholder.........................................................12
CAPITALIZATION..............................................................13
USE OF PROCEEDS.............................................................13
RATIO OF EARNINGS TO FIXED CHARGES..........................................13
PLAN OF DISTRIBUTION........................................................14
ENFORCEMENT OF CIVIL LIABILITIES............................................15
LEGAL MATTERS...............................................................15
EXPERTS.....................................................................16
DESCRIPTION OF ORDINARY SHARES..............................................16
DESCRIPTION OF DEBT SECURITIES..............................................17
DESCRIPTION OF PREFERRED SHARES.............................................25
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................................25

 In this prospectus, "Frontline", "we", "us" and "our" all refer to Frontline
                           Ltd. and its subsidiaries.

                               PROSPECTUS SUMMARY

      This section summarizes some of the information that is contained in other documents incorporated by reference in this prospectus. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information contained in such other documents.

      We use the term deadweight, or dwt, in describing the size of tanker vessels. Dwt, expressed in metric tons each of which is equivalent to 1000 kilograms, refers to the maximum weight of cargo and supplies that a tanker can carry.

                                   Our Company

      We are a world leader in the international seaborne transportation of crude oil. Our tanker fleet, which is one of the largest and most modern in the world, consists of 25 wholly owned, and two part-owned VLCCs and 28 wholly owned Suezmax tankers, of which eight are Suezmax OBOs. In addition, we have three wholly owned dry bulk carriers, being two Capesize and one Handymax size carriers. We also charter in thirteen modern VLCCs and three modern Suezmax tankers. At June 15, 2004 we also have a purchase option to acquire a further VLCC.

      In 2003, we took delivery of one wholly-owned double-hulled VLCC newbuilding which was subsequently sold prior to the end of 2003 and we sold two 2001 built Suezmax tankers. In addition, in 2003 we sold and leased back two 2000 built VLCCs and two 2001 built Suezmax tankers. In 2003 we disposed of our 50% interests in two VLCCs and increased our investment in five VLCCs from 33.33% to 50.1%. In 2003 we also acquired the remaining 50% of a VLCC from a joint venture partner thereby obtaining 100% ownership.

      In December 2003, we agreed with our joint venture partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. In February 2004, these agreements resulted in us exchanging our interest in the vessels Dundee, Sakura I and Tanabe for OSG's interest in the vessels Edinburgh, Ariake and Hakata, thereby increasing our interests in these vessels to 100% each.

      In May, 2004 we exercised our option to acquire all of the shares of Independent Tankers Corporation, which we refer to as ITC, from Hemen Holding Ltd, a related party. ITC operates a fleet of six VLCCs and four Suezmax tankers which are all on long-term charters to BP and Chevron.

      In October, 2003 we formed Ship Finance International Limited, or Ship Finance, as our wholly-owned subsidiary to acquire and operate some of our crude oil tankers. Ship Finance purchased from us a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party. Ship Finance has chartered its fleet of 46 vessels under long term, fixed rate time charters to Frontline Shipping Limited, also a wholly-owned subsidiary of ours to which we refer as the Charterer. Ship Finance has entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Ltd., to which we refer as Frontline Management, also a wholly-owned subsidiary of ours. Frontline Management provides the technical management of Ship Finance's vessels and will also provide administrative support services.

      Ship Finance paid an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by us, for the 46 vessels and purchase option that it acquired from us. Ship Finance also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion. The purchase price for the 46 vessels and the option and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004, were financed through a combination of the net proceeds from Ship Finance's issuance of $580 million of 8 1/2% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution from us to Ship Finance. The charters and the management agreements were each given economic effect as of January 1, 2004.

      On May 24, 2004, we approved the partial spin-off of Ship Finance International Limited ("Ship Finance"). Approximately 25% of the common shares of Ship Finance were distributed to our shareholders by way of a dividend effective on June 17, 2004. Following the completion of the partial spin-off, we continue to own approximately 75% of Ship Finance's common shares.

      It is our Board of Director's intention that during 2004, we will divest all of our Ship Finance common shares either through a straight sale, a corporate transaction or through further distributions to our shareholders.

      Our strategy is to become, over time, a world leading chartering company with flexibility to adjust our exposure to the tanker market depending on cyclical conditions. In addition, we will, when the financing arrangements permit, consider divesting the "non Ship Finance" vessels. This may be done through sale and leaseback or straight sales of the vessels.

      Following the spin off of Ship Finance, we will be more financially exposed to the chartering market. This is likely to increase our activity in the chartering market with respect to both short and long-term charters of vessels in and out. Our purpose will be to manage risk through a portfolio of charters. Consolidation of the tanker market will remain an important objective for us.

      As of June 15, 2004 the fleet that we operate has a total tonnage of approximately 17.1 million dwt, and our tanker vessels have an average age of
7.8 years compared with an estimated industry average of over 8.6 years. We believe that our vessels comply with the most stringent of generally applicable environmental regulations for tankers.

      On June 14, 2004 we announced the purchase of two newbuilding VLCCs to be delivered in July and September 2004.

      On July 12, 2004 we announced the purchase of a further two newbuilding VLCCs to be delivered in 2006. In addition, on July 13, 2004 we announced the acquisition of three 1989 to 1990 built Suezmax tankers. This acquisition was part-financed by the issuance and private placement of 600,000 ordinary shares to a group of institutional investors at a purchase price of NOK 246 per share, equivalent to a total of approximately $21.5 million.

      We are committed to providing quality transportation services to all of our customers and to developing and maintaining long term relationships with the major charterers of tankers. Increasing global environmental concerns have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels that are able to conform to the stringent environmental standards currently being imposed throughout the world. Our fleet of modern single hull VLCCs may discharge crude oil at the Louisiana Offshore Oil Port until the year 2015, and our modern single hull Suezmax tankers may call at U.S. ports until the year 2010 under the phase-in schedule for double hull tankers presently prescribed under the U.S. Oil Pollution Act of 1990.

                                    Strategy

      Our plan is to create one of the world's largest publicly traded ship management company, and to operate a modern, high quality VLCC and Suezmax fleet. Our business strategy is primarily based upon the following principles:

      o emphasizing operational safety and quality maintenance for all of our vessels;

      o   complying with all current and proposed environmental regulations;

      o   outsourcing technical operations and crewing;

      o   controlling operational costs of vessels;

      o operating one of the most modern and homogeneous fleets of tankers in the world;

      o   achieving high utilization of the vessels we manage; and

      o developing and maintaining relationships with major oil companies and industrial charterers.

      After having delivered their cargo, spot market vessels typically operate in ballast until being rechartered. It is the time element associated with these ballast legs that we seek to minimize by efficiently chartering OBO carriers and tankers that we manage. We seek to maximize our earnings by employing vessels in the spot market, under time charters or under contracts of affreightment.

                               Corporate Structure

      We are incorporated under the laws of the Island of Bermuda. We maintain our principal executive offices at Par la Ville Place, 4th Floor, 14 Par la Ville Road, Hamilton HM 08, Bermuda. Our telephone number at that address is
(441) 295-6935.

                                  RISK FACTORS

      We are engaged primarily in transporting crude oil and oil products. The following summarises some of the risks that may materially affect our business, financial condition or results of operations. Please note, in this section, "we", "us" and "our" all refer to Frontline Ltd. and its subsidiaries.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

      Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

      The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

          o    demand for oil and oil products;
          o    global and regional economic conditions;
          o    the distance oil and oil products are to be moved by sea; and
          o    changes in seaborne and other transportation patterns.

      The factors that influence the supply of tanker capacity include:

          o    the number of newbuilding deliveries;
          o    the scrapping rate of older vessels;
          o    the number of vessels that are out of service; and
          o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

We are highly dependent on spot oil voyage charters. Any decrease in spot charter rates in the future may adversely affect our earnings

      The majority of our vessels currently operate on a spot charter basis or under contracts of affreightment under which we carry an agreed upon quantity of cargo over a specified route and time period. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

Our revenues experience seasonal variations that may affect our income

      We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. The change in demand for vessels may affect the charter rates that we receive.

We charter 46 vessels from our subsidiary Ship Finance International Limited at fixed rates on long-term charters. We are obliged to make fixed rate hire payments to Ship Finance even though our income may decrease to levels that make these charters unprofitable

      The long term time charters to us extend for various periods depending on the age of the vessels, ranging from approximately seven to 22 years. With certain exceptions, the daily base charter rates, which are payable by us are as follows:

      Year                                                        VLCC   Suezmax
      ----                                                        ----   -------

      2003 to 2006...........................................  $25,575   $21,100
      2007 to 2010...........................................  $25,175   $20,700
      2011 and beyond........................................  $24,175   $19,700

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If our earnings from use of these vessels fall below these rates we will incur losses.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

      The fair market value of vessels may increase and decrease depending on the following factors:

          o general economic and market conditions affecting the shipping industry;
          o    competition from other shipping companies;
          o    types and sizes of vessels;
          o    other modes of transportation;
          o    cost of newbuildings;
          o    governmental or other regulations;
          o    prevailing level of charter rates; and
          o    technological advances.

      If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholder's equity. It is possible that the market value of our vessels will decline in the future.

An acceleration of the current prohibition to trade deadlines for our non-double hull tankers could adversely affect its operations

      Our tanker fleet includes 19 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, which range from 2010 to 2015. The sinking of the single hull m.t. Prestige offshore Spain in November 2002 has led to proposals by the European Union and the IMO to accelerate the prohibition to trade of all non-double hull tankers, with certain limited exceptions. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this change could result in a number of our vessels being unable to trade in many markets after 2010. As a result, the estimated useful lives of fourteen of the Company's wholly owned vessels and two vessels owned by associated companies were reduced in the fourth quarter of 2003. A change in accounting estimate was recognised to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.3 million and basic and diluted earnings per share by $0.02, for 2003. Moreover, the IMO may still adopt regulations in the future that could adversely affect the useful lives of our non-double hull tankers as well as its ability to generate income from them.

Compliance with safety, environmental and other governmental and other requirements may adversely affect our business

      The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our vessels are maintained in good condition in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations. However, regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance.

Competition

      The operation of tankers and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker and dry bulk carrier owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. Our market share currently is insufficient to enforce any degree of pricing discipline in the markets in which we compete. It is possible that our competitive position will erode in the future.

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

      Our existing financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels.

An increase in interest rates could materially and adversely affect our financial performance

      At December 31, 2003 we had total long-term debt outstanding of $2,282.4 million, of which $1,095.1 million is floating rate debt. The Company uses interest rate swaps to manage interest rate risk. As at December 31, 2003 the Company's interest rate swap arrangements effectively fix the Company's interest rate exposure on $140.5 million of floating rate debt. Our maximum exposure to interest rate fluctuations is $954.6 million at December 31, 2003. If interest rates rise significantly, that could materially and adversely affect our results of operations.

Fluctuations in the Yen could affect our earnings

      Certain of our vessels have charters and financing arrangements that require payments of principal and interest or charter hire in Yen. As we have not hedged our Yen exposure against the Dollar, a change in the exchange rate for Yen could have an adverse impact on our financial condition and results of operations.

We may be unable to attract and retain key management personnel in the tanker industry, which may negatively impact the effectiveness of our management and our results of operation

      Our success depends to a significant extent upon the abilities and efforts of our senior executives, and particularly John Fredriksen, our Chairman and Chief Executive Officer, and Tor Olav Tr0im, our Vice-President, for the management of our activities and strategic guidance. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives, and particularly Mr. Fredriksen or Mr. Tr0im, for any extended period of time could have an adverse effect on our business and results of operations.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues

      The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

          o    marine disaster;
          o    piracy;
          o    environmental accidents;
          o    cargo and property losses or damage; and
          o business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labour strikes, or adverse weather conditions.

      Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

      We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

An increase in costs could materially and adversely affect our financial performance

      Our vessel operating expenses depend on a variety of factors including crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, many of which are beyond our control and affect the entire shipping industry. Some of these costs, primarily insurance and enhanced security measures implemented after September 11, 2001, are increasing. The terrorist attack of the VLCC Limburg in Yemen during October 2002 has resulted in even more emphasis on security and pressure on insurance rates. If costs continue to rise, that could materially and adversely affect our results of operations.

Maritime claimants could arrest our tankers, which could interrupt our cash flow

      Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted.

      In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

      A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

      We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

      As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

      We are a Bermuda corporation. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. In addition, our executive officers, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

      Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2003.

      However, due to the absence of final Treasury regulations applicable to calendar year 2003 and earlier, or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

      If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation could have an adverse effect on our net income and cash flow.

                           FORWARD LOOKING STATEMENTS

      Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

      We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

      The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

      In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission and the New York Stock Exchange.

                              SELLING SHAREHOLDER

      The following table describes our shareholder that has requested to be included in this prospectus.


                         Shares Owned Prior  Shares Offered  Shares Owned
                         To this Offering    for Sale        After This Offering

Selling Shareholder
-------------------

Hemen Holding Ltd. (1)    35,079,054          34,579,054         500,000

(1) Hemen Holding Ltd. is a Cyprus holding company indirectly controlled by Mr. John Fredriksen, our Chairman and Chief Executive Officer.



                        CASH BALANCES AND CAPITALIZATION

                                                    As of March 31, 2004
                                                 ---------------------------
                                                 ---------------------------
                                                   (in thousands)
Cash Balances:
       Cash and cash equivalents                         285,325
       Restricted cash(1)                                571,858
                                                    -------------------
       Total Cash Balances                               857,183
                                                    ===================
                                                    ===================

Debt:
        Short term debt and current portion              138,763
        of long-term debt
        Current portion of obligations                    20,446
        under capital lease
        Long term debt, net of current                 2,115,341
        portion
        Obligations under capital leases,                748,718
        net of current portion
                                                    -------------------
        Total debt and obligations under               3,023,268
        capital leases

Stockholder's equity
        Share capital                                    184,496
        Additional paid-in capital                       326,082
        Accumulated other comprehensive                   80,517
        income (loss)
        Retained earnings                                554,093
                                                    ------------------
        Total shareholder's equity                     1,145,188
                                                    ------------------
        Total Capitalization                           4,168,456
                                                    ==================

      On June 16, 2004 we distributed 25% of the issued shares of our subsidiary Ship Finance International Ltd in a partial spin-off and paid a cash dividend of $5 per share. These transactions reduced our total capitalization by approximately $531.9 million. On July 9, 2004 our subsidiary Ship Finance International Ltd paid a cash dividend of 25 cents per share. This reduced our total capitalization by approximately $4.6 million. On July 13, 2004 we issued 600,000 ordinary shares in a private placement of to a group of institutional investors at a purchase price of NOK 246 per share, increasing our total capitalization by approximately $21.5 million.

      (1) Restricted cash represents cash balances which may only be used for specific purposes. Our subsidiary Frontline Shipping Ltd. is required to maintain a minimum restricted cash balance of $250.0 million in order to secure hire payments due to Ship Finance International Ltd. Our subsidiary Independent Tankers Corporation has restricted cash balances amounting to $307.0 million at March 31, 2004 which may only be used to make hire and loan payments for six VLCCs.

                                 USE OF PROCEEDS

      Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make acquisitions and for general corporate purposes. We will not receive any proceeds from the sale of any ordinary shares by the selling shareholder.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the quarter ended March 31, 2004 and each of the preceding five fiscal years.

                                 Quarter
                                 ended                  FISCAL YEAR
                                 March
                                 31, 2004      2003   2002   2001   2000  1999
                                 --------      ----   ----   ----   ----  ----

Ratio of earnings to fixed
charges........................
Ratio of earnings to combined
   fixed charges
   and preferred stock
   dividends(1).................. 4.93         6.43   1.22    4.33   4.05   n/a
---------------
(1) We have not issued any preferred shares as of the date of this prospectus.


                              PLAN OF DISTRIBUTION

      We are registering the securities covered by this prospectus for ourselves and for the selling shareholder.

      The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. We and/or the selling shareholders may sell the ordinary shares in underwritten offerings, on The New York Stock Exchange, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

      In addition, we and/or the selling shareholder may sell some or all of our ordinary shares included in this Registration Statement through:

          o a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

          o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

          o ordinary brokerage transactions and transactions in which a broker solicits purchasers.

      The selling shareholder may enter into hedging transactions with respect to our ordinary shares. For example, the selling shareholder may:

          o enter into transactions involving short sales of the ordinary shares by broker-dealers;

          o sell ordinary shares short itself and deliver the shares to close out short positions;

          o enter into option or other types of transactions that require the selling shareholder to deliver ordinary shares to a broker-dealer, who will then resell or transfer the ordinary shares under this prospectus; or

          o loan or pledge the ordinary shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

      The selling shareholder and any broker-dealers or other persons acting on the behalf of parties that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. As of the date of this prospectus, we are not a party, nor are we aware that the selling shareholder are a party to any agreement, arrangement or understanding between any broker or dealer and the selling shareholder or us with respect to the offer or sale of the shares pursuant to this prospectus.

      At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholder or us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

      The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated.

Securities and Exchange Commission registration fee.........    $284,000
New York Stock Exchange listing fee.........................      23,000
Blue sky fees and expenses..................................      25,000
Printing and engraving expenses.............................     100,000
Legal fees and expenses.....................................     100,000
Accounting fees and expenses................................     100,000
Transfer agent and registrar................................      20,000
Miscellaneous...............................................      75,000

      Total ................................................     727,000
                                                                 =======

      We will bear costs relating to all of the securities being registered under this Registration Statement, other than underwriters' discounts, commissions and transfer taxes accrued for ordinary shares sold for the account of the selling shareholder.

      The selling shareholder may also sell our securities pursuant to Rule 144 promulgated under the Securities Act.

                        ENFORCEMENT OF CIVIL LIABILITIES

      We are a Bermuda company, and our executive offices and administrative activities and assets, as well as those of certain of the experts named in this prospectus, are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or those persons or to enforce both in the United States and outside the United States judgments against us or those persons obtained in United States courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, our directors and officers are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on those persons or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our legal counsel in Bermuda, Mello, Jones & Martin, that there is uncertainty as to whether the courts of Bermuda would (i) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda courts against us or such persons predicated upon the federal securities laws of the United States.

                                  LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for us by Mello, Jones & Martin, Hamilton, Bermuda, and by Seward & Kissel LLP, New York, New York.

                                     EXPERTS

      The financial statements as of and for the year ended December 31, 2003 incorporated in this prospectus by reference to our Annual Report on Form 20-F have been so incorporated in reliance on the report of PricewaterhouseCoopers DA Oslo, Norway, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements as of and for the year ended December 31, 2002 incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, except as they relate to Golden Ocean Group Limited, have been audited by PricewaterhouseCoopers, Hamilton, Bermuda, an independent registered public accounting firm, and, insofar as they relate to Golden Ocean Group Limited, by Moore Stephens, London, England, independent accountants, whose reports thereon are incorporated by reference. Such financial statements have been so included on reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

      The audited financial statements for the year ended December 31, 2001 incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, except as they relate to Golden Ocean Group Limited, have been audited by PricewaterhouseCoopers DA, Oslo, Norway, an independent registered public accounting firm, and, insofar as they relate to Golden Ocean Group Limited, by Moore Stephens, London, England independent accountants, whose reports thereon are incorporated by reference. Such financial statements have been so included on reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                        DESCRIPTION OF PREFERRED SHARES

      The material terms of any series of preferred shares that we offer through a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred shares. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our ordinary shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred shares could be issued with voting, conversion and 23 other rights and preferences which would adversely affect the voting power and other rights of holders of our ordinary shares.

                         DESCRIPTION OF ORDINARY SHARES

      We are incorporated in the Islands of Bermuda. Bermuda law, and our Memorandum of Association and Bye-Laws govern the rights of our shareholders.

      Generally, Bermuda law permits a company to enter into an agreement to amalgamate, which sets forth the terms and conditions of the amalgamation, the mode of carrying the amalgamation into effect and the manner of converting shares of a company into shares of another company. Under Bermuda law, a company's Bye-Laws may prescribe the vote necessary to approve an amalgamation involving that company. Presently, our Bye-Laws effectively require the approval of 75% of our outstanding ordinary shares to approve an amalgamation. Bermuda law requires that each share of an amalgamating company be allowed to vote on an amalgamation even if the share is otherwise is non-voting.

      Bermuda law provides for appraisal rights for shareholders who do not vote in favor of an amalgamation and who follow certain procedures. However, under Bermuda law, no written demand of payment to the amalgamating company is required, and instead, the dissenting shareholder must apply to the Supreme Court of Bermuda for a determination of the fair value of its shares.

      Bermuda law permits the Bye-Laws of a company to provide that a majority is required to constitute a quorum for the transaction of any action at a meeting of directors. Our Bye-Laws contain such a provision.

      In Bermuda, the Bye-Laws of a company may authorize a company to indemnify its officers or directors against personal liability for anything done or omitted to be done by such officer or director except any acts of fraud or dishonesty. Our Bye-Laws contain such indemnification provisions.

      Bermuda law permits a company to purchase and maintain insurance to indemnify any officer or director against loss or liability imposed by a rule of law the officer or director breached in his capacity as an officer or director of the company. We currently maintains directors and officers liability insurance and intend to maintain such coverage in the future.

      Under Bermuda law, an officer or director who has a material interest in a matter being considered by a company or is a party to such a contract is deemed to have acted dishonestly if he fails to disclose it to the company's directors.

      Holders of our ordinary shares do not have any preemptive rights or conversion rights, or sinking fund privileges. All of the outstanding shares are duly authorized, validly issued, fully paid and non-assessable.

Share History

      The following is a description of our share history over the past three years. As of January 1, 2001, we had 76,068,811 ordinary shares outstanding. During 2001, we issued 546,055 ordinary shares pursuant to exercises of options or warrants. In addition, in 2001, we repurchased pursuant to a publicly announced repurchase plan 2,207,300 ordinary shares. During 2002, we issued 59,000 ordinary shares pursuant to exercises of options. During 2003, we issued 251,364 ordinary shares pursuant to the exercise of options. In addition, in 2003, we repurchased pursuant to a publicly announced repurchase plan 3,070,000 ordinary shares. In 2004 to date, we have issued 297,436 shares pursuant to the exercise of options and 600,000 ordinary shares in a private placement. In addition, in 2004 we compulsorily repurchased and cancelled 20,197 ordinary shares so that as of July 28, 2004 we have 74,525,169 ordinary shares outstanding.

                         DESCRIPTION OF DEBT SECURITIES

      We may issue additional debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture. These indentures will be filed either as exhibits to an amendment to this Registration Statement or a prospectus supplement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement. We will refer to any or all of these reports as "subsequent filings". The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures". Each indenture will be subject to and governed by the Trust Indenture Act. The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

      Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable U.S. federal income tax consideration as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

      Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time. The debt securities may be issued in one or more series. The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

      You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

          o the designation, aggregate principal amount and authorized denominations;

          o the issue price, expressed as a percentage of the aggregate principal amount;

          o    the maturity date;

          o    the interest rate per annum, if any;

          o if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

          o any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

          o the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

          o if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

          o if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

          o    any events of default not set forth in this prospectus;

          o the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

          o if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

          o whether interest will be payable in cash or additional securities at our or the holders' option and the terms and conditions upon which the election may be made;

          o if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

          o if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

          o any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

          o whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

          o    any terms with respect to subordination;

          o    any listing on any securities exchange or quotation system;

          o additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

          o    the applicability of any guarantees.

      Unless otherwise indicated in subsequent filings relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee. Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

      Unless otherwise indicated in subsequent filings, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

      Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount. United States federal income consequences and other special considerations applicable to any discounted securities will be described in subsequent filings relating to those securities.

      We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Covenants

      Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

          o the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

          o the ability to make certain payments, dividends, redemptions or repurchases; o our ability to create dividend and other payment restrictions affecting our subsidiaries;

          o    our ability to make investments;

          o    mergers and consolidations by us;

          o    sales of assets by us;

          o    our ability to enter into transactions with affiliates;

          o    our ability to incur liens; and

          o    sale and leaseback transactions.

Modification of the Indentures

      Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class. But no modification that:

          (1) changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

          (2) reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such Section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

          (3) reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

          (4) waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

          (5) makes the principal of or interest, if any, on any security payable in any currency other than that stated in the Security;

          (6) makes any change with respect to holders' rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

          (7) waives a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent. In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

      Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

          o default in any payment of interest when due which continues for 30 days;

          o    default in any payment of principal or premium when due;

          o    default in the deposit of any sinking fund payment when due;

          o default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

          o default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

          o    events of bankruptcy, insolvency or reorganization.

      An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

      There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

      In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable. Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

      Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture. Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

      Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity. Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

      The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities. This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders. This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

      The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

      A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

      We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security. Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

      Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions. Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee. Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

      So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

      The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

      Unless otherwise specified in an applicable subsequent filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

      We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository. We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

      Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

          o the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility,

          o we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities, or

          o there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

      Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository's relevant participating institutions to the applicable trustee.

      In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

      DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating institutions deposit with DTC. DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

      To facilitate subsequent transfers, the debt securities may be registered in the name of DTC's nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners. The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

      Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

      Neither DTC nor Cede & Co. consents or votes with respect to the debt securities. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

      If applicable, redemption notices shall be sent to Cede & Co. If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

      To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing the interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC's records.

      DTC may discontinue providing its services as securities depository for the debt securities at any time. Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

      We may decide to discontinue use of the system of book-entry transfers through the securities depository. In that event, debt security certificates will be printed and delivered as described above.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to he reliable, but we take no responsibility for its accuracy.

                         DESCRIPTION OF PREFERRED SHARES

      The material terms of any series of preferred shares that we offer through a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred shares. At the time that any series of our preferred shares are authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our ordinary shares or make it more difficult to effect a change in control. Our preferred shares could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred shares could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our ordinary shares.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION

Government Filings

      We file annual and special reports within the Securities and Exchange Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information Incorporated by Reference

      The SEC allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

      We incorporate by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on June 30, 2004, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed. We also incorporate by reference a report of our 2004 first quarter results, filed with the SEC on August 2, 2004 on an amended Form 6-K, which contains unaudited consolidated financial statements for the most recent quarter for which those statements have been filed. Additionally, we incorporate by reference any future filings we will make with the SEC under the Securities Exchange Act of 1934 if such filings state that they are incorporated by reference into this prospectus, until we file a post-effective amendment indicating that the offering of securities made by this prospectus has been completed.

      You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

            Frontline Ltd.
            c/o Par la Ville Place, 4th Floor
            14 Par la Ville Road
            Hamilton HM 08, Bermuda
            (441) 295-6935
            Attn: Kate Blankenship

Information Provided by the Company

      We will furnish holders of our ordinary shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders. However, we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

                                     PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

                            ---------------------------

Item 8.  Indemnification of Directors and Officers.

            Section 98 of the Companies Act of 1981 of the Islands of Bermuda, as amended, or the Companies Act, permits the Bye-Laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty.

            Section 98 of the Companies Act grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

            Section 98 of the Companies Act permits a company to purchase and maintain insurance or make other financial arrangements on behalf of any officer for any liability asserted against him or her and liability and expenses incurred in his or her capacity as a director, officer, employee or agent arising out of his or her status as such, whether or not the company has the power to indemnify him or her against such liability and expenses. While the Company has not previously maintained such insurance, it is currently in the process of applying for and attempting to procure such a policy for current and prior directors.

            The Company's Bye-law No. 130 provides as follows:

            Subject to the provisions of the Act and so far as may be permitted by the Act, the Directors, Secretary and other Officers for the time being of the Company and the Liquidator or Trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company to the maximum extent permitted by law from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors, or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts (including without limiting the generality of the aforegoing, any act done, concurred in or omitted, being an act contemplated or permitted in these Bye-Laws); and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be hedged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any willful negligence, willful default, fraud or dishonesty which may attach to any of said persons.

Item 9.  Exhibits


Exhibit Number                           Description
--------------                           -----------

     1.1      Underwriting Agreement (for equity securities)*
     1.2      Underwriting Agreement (for debt securities)*
     4.1      Share certificate+
     4.2      Debt securities indenture (senior indenture)*
     4.3      Debt securities indenture (subordinated indenture)
     5.1 Opinion of Mello, Jones & Martin, Bermuda counsel to Frontline Ltd. (the "Company"), as to the validity of the Shares
     5.2 Opinion of Seward & Kissel LLP, United States counsel to the Company, as to the validity of the Shares
      8       Opinion of Seward & Kissel LLP, with respect to certain
              tax matters *
    23.1      Consent of Mello, Jones & Martin (included in Exhibit
              5.1)
    23.2      Consent of Seward & Kissel LLP (included in Exhibit
              5.2)
    23.3      Consent of PricewaterhouseCoopers AS, Oslo
    23.4      Consent of PricewaterhouseCoopers, Bermuda
    23.5      Consent of Moore Stephens, London
    25.1      T-1 Statement of Eligibility (senior indenture) *
    25.2
              T-1 Statement of Eligibility (subordinated indenture) *

* To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference in this Registration Statement.

+ Filed as an exhibit to the Registration Statement filed on Form F-3, File No. 333-65154.

Item 10.  Undertakings.

      The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by
               Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

          (5) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hamilton, Bermuda on July 31, 2004.

                     FRONTLINE LTD.

                     By:    /s/ John Fredriksen
                            ------------------------------------
                     Name:  John Fredriksen
                     Title: Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on July 30, 2004 in the capacities indicated.

       Signature                               Title

/s/ John Fredriksen      Chairman, Chief Executive Officer, President and
-------------------      Director

/s/ Tor Olav Tr0im       Vice-President and Director
------------------

/s/ Kate Blankenship     Chief Accounting Officer ,Company Secretary and
-------------------      Director

                            Authorized Representative

      Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Frontline Ltd., has signed this registration statement in the City of Newark, State of Delaware, on July 30, 2004.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi
-------------------------
Name:    Donald J. Puglisi
Title:   Managing Director

  Exhibits
    Filed                          DESCRIPTION
  Herewith
  --------
                          Description of Exhibits
                          -----------------------

     1.1      Underwriting Agreement ( for equity securities)*
     1.2      Underwriting Agreement (for debt securities)*
     4.1      Share Certificate+
     4.2      Debt securities indenture (senior indenture)*
     4.3      Debt securities indenture (subordinated indenture)
     5.1 Opinion of Mello, Jones & Martin, Bermuda counsel to Frontline Ltd. (the "Company"), as to the validity of the Shares
     5.2 Opinion of Seward & Kissel LLP, United States counsel to the Company, as to the validity of the Shares
      8       Opinion of Seward & Kissel LLP, with respect to certain
              tax matters*
    23.1      Consent of Mello, Jones & Martin (included in Exhibit
              5.1)
    23.2      Consent of Seward & Kissel LLP (included in Exhibit
              5.2)
    23.3      Consent of PricewaterhouseCoopers AS, Oslo
    23.4      Consent of PricewaterhouseCoopers, Bermuda
    23.5      Consent of Moore Stephens, London
    25.1      T-1 -Statement of Eligibility (senior indenture)*
    25.2      T-1 Statement of Eligibility (subordinated indenture) *

* To be filed either as an amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 of the Registrant and incorporated by reference in this Registration Statement.
+ Filed as an exhibit to the Registration Statement filed on Form F-3, File No. 333-65154.



02089.0009 #499006v3